EXHIBIT 99.1
President’s Letter to Shareholders
To Our Shareholders:
The results for Fiscal Year 2007 were as anticipated. Revenues for the first half of the year lagged due to a few trials that ended and several large cases that were delayed to the last half of the year. We made up some of our earlier losses in the last half of the year. While delays and settlements posed a challenge on a monthly basis, our total revenue was consistent with previous years.
With nearly 25 years of experience, we continue to hold the leadership position in the industry for our work on the nation’s largest cases. Our years of visual consulting to trial teams and our successful track record in complex litigation provide value to our clients and give us an edge against our competition.
Business at Home and Abroad
Domestically, our business on both the east and west coasts has increased as our sales people have become more seasoned and entrenched in their respective markets. The west coast sales/producer team is gaining clients and recognition in California. On the east coast we have seen a marked increase in revenue over previous years due to a dedicated local presence and focus on national firms who have locations in multiple cities. As a result we are seeing more repeat business from these types of firms.
At the end of last year we officially opened our London office. Our business development efforts in the U.K. are slowly gaining momentum. We believe that there is a great growth opportunity for us in future years by providing our services to the international legal community.
Evolving Services
Z-Axis has always been in the business of solving communication challenges. While the end product still involves animation, multimedia and graphics, our consulting and on-site services have taken on increased importance. The differentiator that sets Z-Axis apart is our consulting with trial teams and ability to solve technical and communication challenges.
Since trial teams are more rushed than ever the on-site business is growing. Our on-site trial support is expanding as we offer support for numerous presentation software programs. Often the artists who produce the work in Denver are the same artists who follow through and work with clients on-location during the trial.
Strengthening Processes to Meet Client Needs Locally, Nationally and Globally

Since inception, Z-Axis has worked with law firms and experts from locations spanning the globe. To service our clients no matter where they are, we have improved our web-based communication software to meet today’s market demands. Internally, we updated our administrative and production management software to more efficiently manage our business.
Next year marks Z-Axis’ 25th year in business. This makes us the oldest legal presentation firm in the world. The reason for our longevity and success is our ability to adapt to the current market by inventing new technical and communications solutions. Going forward we will continue to look for new and better ways to help our clients and reinvent our business.
Stephanie Kelso
President